Company Number: 60527

THE COMPANIES ACT

Particulars of Directors and Secretaries and of any changes therein

Pursuant to Section 136

Presented by: **STM FIDECS MANAGEMENT (GIBRALTAR) LIMITED**
Montagu Pavilion, 8-10 Queensway, Gibraltar

Particulars of the Directors and Secretaries of:

ROCHE BAY PUBLIC LIMITED COMPANY

and of any changes therein. (see overleaf)

SUPPL

(Signature) ______________________
Andrew Gardner
For and on behalf of
STM FIDECS MANAGEMENT (GIBRALTAR) LIMITED

(State whether Director or Secretary) Secretary

Dated the 28th day of March, 2007

07022735

RECEIVED
2007 APR 19 P 12:

PROCESSED
APR 2 3 2007
THOMSON FINANCIAL

4/19

List of the Directors and Secretaries of ROCHE BAY PUBLIC LIMITED COMPANY and of any changes therein

Position	Christian Name(s) and Surname	Usual Residential Address	Present Nationality (Nationality of Origin)	Description	Particulars of Changes
Secretary	STM FIDECS MANAGEMENT (GIBRALTAR) LIMITED	Montagu Pavilion, 8-10 Queensway, Gibraltar.	N/A	Corporate Body	Has changed name with effect from 28 March 2007.
Director	Benjamin J. Cox	6200 SW Tower Way, Portland, Oregon 97221-3340 United States of America	American	Technical Contractor	No change
Director	Joseph J. Cox	16/327 Orrong Road, East St Kilda, VIC 3183, Australia.	American	Analyst	No change
Director	Daniel Botes	173 Brooks Street, Brooklyn, Pretoria 0181, South Africa.	South African	Chief Operating Officer	No change
Director	Peter Vanderwicken	P.O. Box 66, 4420 Wismore Road, Carversville, Pennsylvania 18913-0066, United States of America.	American	Company Director	No change
Director	John W. Abernethy	6537 Sherburn Road, Peachland, British Columbia V0H 1X7, Canada.	Canadian	Consulting Project Engineer/Semi Retired	No change
Director	Pelagie Sharp	P.O. Box 452, 117-21st Street, Rankin Inlet, Nunavut X0C 0G0 Canada	Canadian	Consultant	No change

END